Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.

Commission File No.: 001-14487

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A. RELATING TO THE PROPOSED MERGER OF TELE NORTE LESTE PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Tele Norte Leste Participações S.A. (“TNL”) with and into Brasil Telecom S.A. (“Brasil Telecom”).

In connection with the proposed merger of TNL into Brasil Telecom, TNL plans to cause Brasil Telecom to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of TNL, and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from TNL or Brasil Telecom.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.300.262539

Publicly-Held Company

Origin of and Justification for the Proposal to Amend the Bylaws and Analysis of its Legal and Economic Effects:

On March 24, 2011, the Company released a Material Fact (Fato Relevante) relating to the approval by a pre-meeting of the shareholders of its controlling shareholder, Telemar Participações S.A., to conduct a corporate restructuring, including, among other transactions, the proposed merger of the Company into its indirect subsidiary, Brasil Telecom S.A., or BRT.

The proposed merger of the Company into BRT provides for the creation of Independent Special Committees to negotiate the conditions of the merger and submit their recommendations to the Board of Directors of the participating companies, in accordance with CVM Practice Bulletin No. 35/08 (Parecer de Orientação CVM nº 35/08), or the Practice Bulletin, given that the transaction involves a controlling and a subsidiary company.

CVM issued said Practice Bulletin to ensure that managers in transactions involving controlling and subsidiary companies comply with their fiduciary duties, seeking to ensure an equitable exchange relationship through the adoption of procedures to be followed by managers in such transactions.

CVM recommended, as a way for managers to comply with their fiduciary duties, that independent special committees be established to negotiate the transaction and submit their recommendations to the Board of Directors of the participating companies.

Among the forms considered by the Practice Bulletin, the structure that best appears to meet the special committee’s requirements of independence and technical proficiency is one in which the committee is provided by a company’s bylaws and composed exclusively of independent persons of renowned technical skills, who are not managers of the company. As such the Company’s Independent Special Committee will be composed of independent members with renowned technical skills, none of whom are managers of the Company, as required by the Practice Bulletin.

Therefore, pursuant to the provisions of the Practice Bulletin, the members of the Board of Directors of the Company, in a meeting held on June 9, 2011, resolved to submit to the General Extraordinary Shareholders’ Meeting of the Company a proposal to amend the Company’s Bylaws to provide for the creation of Independent Special Committees that will evaluate the conditions of the merger of the Company into BRT.

Therefore, the inclusion of a new article 42 to the Company’s Bylaws, to read as follows, is proposed:

“Art. 42. The Company will temporarily rely on an Independent Special Committee constituted pursuant to CVM Practice Bulletin No. 35/08 to act in relation to the corporate transactions consistent with the merger the Company into its subsidiary, Brasil Telecom S.A., and to submit its recommendations to the Company’s Board of Directors.

§ 1 – The Independent Special Committee will be composed of 3 (three) members, elected by the Board of Directors, all of whom must be independent, non-managers of the Company, have renowned experience and technical skills and be subject to the same legal duties and responsibilities as those of the managers, in accordance with article 160 of the Corporate Law.

§ 2 – Those members of the Independent Special Committee who meet the definition of “independent board member” of the Listing Regulations of the Novo Mercado of the São Paulo Stock Exchange (Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo) will be presumed to be independent.

§ 3 – The Independent Special Committee will not have any executive of decision-making functions and their opinions, proposals or recommendations will be forwarded to the Board of Directors for review.

§ 4 – The Board of Directors will be responsible for determining the compensation of the members of the Independent Special Committee and authorizing the Senior Management to hire such members as well as any independent consultants supporting the Independent Special Committee.”

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

Origin of and Justification for the Proposal to Amend the By-Laws and Analysis of its Legal and Economic Effects:

On March 24, 2011, the Company released a Material Fact (Fato Relevante) relating to the approval by a pre-meeting of the shareholders of its controlling shareholder, Telemar Participações S.A., to conduct a corporate restructuring, including, among other transactions, the proposed mergers of both Coari Participações S.A., or Coari, and Tele Norte Leste Participações S.A., or TNL, into the Company.

The proposed mergers of Coari and TNL into the Company provide for the creation of Independent Special Committees to negotiate the conditions of these transactions and submit their recommendations to the Board of Directors of the participating companies, in accordance with CVM Practice Bulletin No. 35/08 (Parecer de Orientação CVM nº 35/08), or the Practice Bulletin, given that the transactions involve controlling and subsidiary companies.

CVM issued said Practice Bulletin to ensure that managers in transactions involving controlling and subsidiary companies comply with their fiduciary duties, seeking to ensure an equitable exchange relationship through the adoption of procedures to be followed by managers in such transactions.

CVM recommended, as a way for managers to comply with their fiduciary duties, that independent special committees be established to negotiate the transaction and submit their recommendations to the Board of Directors of the participating companies.

Among the forms considered by the Practice Bulletin, the structure that best appears to meet the special committee’s requirements of independence and technical proficiency is one in which the committee is provided by a company’s bylaws and composed exclusively of independent persons of renowned technical skills, who are not managers of the company. As such the Company’s Independent Special Committee will be composed of independent members with renowned technical skills, none of whom are managers of the Company, as required by the Practice Bulletin.

Therefore, pursuant to the provisions of the Practice Bulletin, the members of the Board of Directors of the Company, in a meeting held on June 9, 2011, resolved to submit to the General Extraordinary Shareholders’ Meeting of the Company a proposal to amend the Company’s By-Laws to provide for the creation of Independent Special Committees that will evaluate the conditions of the mergers of both Coari and TNL into the Company.

Therefore, the inclusion of a new article 21-A to the Company’s By-Laws, to read as follows, is proposed:

“Article 21-A. The Company will temporarily rely on an Independent Special Committee constituted pursuant to CVM Practice Bulletin No. 35/08 to act in relation to the corporate transactions consistent with the mergers of both Coari Participações S.A. and Tele Norte Leste Participações S.A. into the Company and to submit its recommendations to the Company’s Board of Directors.

1st Paragraph. The Independent Special Committee will be composed of 3 (three) members, elected by the Board of Directors, all of whom must be independent, non-managers of the Company, have renowned experience and technical skills and be subject to the same legal duties and responsibilities as those of the managers, in accordance with article 160 of the Corporate Law.

2nd Paragraph. Those members of the Independent Special Committee who meet the definition of “independent board member” of the Listing Regulations of the Novo Mercado of the São Paulo Stock Exchange (Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo) will be presumed to be independent.

3rd Paragraph. The Independent Special Committee will not have any executive of decision-making functions and their opinions, proposals or recommendations will be forwarded to the Board of Directors for review.

4th Paragraph. The Board of Directors will be responsible for determining the compensation of the members of the Independent Special Committee and authorizing the Senior Management to hire such members as well as any independent consultants supporting the Independent Special Committee.”